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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

           UNDER THE SECURITIES EXCHANGE ACT OF 1934 (AMENDMENT NO. 4)

                               G & L Realty Corp.
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                                (Name of Issuer)

                          Common Stock, $.01 par value
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                         (Title of Class of Securities)

                                   36127 11 09
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                                 (CUSIP Number)

                             Aaron A. Grunfeld, Esq.
                        Resch Polster Alpert & Berger LLP
                       10390 Santa Monica Blvd., 4th Floor
                          Los Angeles, California 90025
                                 (310) 277-8300
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 5, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]


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CUSIP No. 36127 11 09

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1. Names of Reporting Persons.

   Lyle Weisman
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2. Check the Appropriate Box if a Member of a Group        (a) [X]
                                                           (b) [ ]
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3. SEC Use Only

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4. Source of Funds

   PF, OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                          [ ]

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6. Citizenship or Place of Organization

   United States
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Number of Shares
Beneficially               7.  Sole Voting Power
                               81,900
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Owned by
Each                       8.  Shared Voting Power

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Reporting                  9.  Sole Dispositive Power
                               81,900
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Person
With                       10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    81,900
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13. Percent of Class Represented by Amount in Row (11)
    Approximately 3.5% based upon total number of shares shown outstanding on most recent Annual Report





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CUSIP No. 36127 11 09

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1. Names of Reporting Persons.

   Asher Gottesman
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2. Check the Appropriate Box if a Member of a Group        (a) [X]
                                                           (b) [ ]
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3. SEC Use Only

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4. Source of Funds

   PF, OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                          [ ]

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6. Citizenship or Place of Organization

   United States
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Number of Shares
Beneficially               7.  Sole Voting Power
                               33,210
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Owned by
Each                       8.  Shared Voting Power

--------------------------------------------------------------------------------
Reporting                  9.  Sole Dispositive Power
                               33,210

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Person
With                       10. Shared Dispositive Power

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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    33,210
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13. Percent of Class Represented by Amount in Row (11)
    Approximately 1.4% based upon total number of shares shown outstanding on most recent Annual Report

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14. Type of Reporting Person
    IN

CUSIP No. 36127 11 09

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1. Names of Reporting Persons.

   Len Fisch
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2. Check the Appropriate Box if a Member of a Group        (a) [X]
                                                           (b) [ ]
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3. SEC Use Only

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4. Source of Funds

   PF, OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                          [ ]

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6. Citizenship or Place of Organization

   United States
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Number of Shares
Beneficially               7.  Sole Voting Power

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Owned by
Each                       8.  Shared Voting Power
                               160,000 joint voting power with
                               Igor Korbatov
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Reporting                  9.  Sole Dispositive Power

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Person
With                       10. Shared Dispositive Power
                               160,000 joint voting power with
                               Igor Korbatov
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    160,000, jointly with Igor Korbatov
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13. Percent of Class Represented by Amount in Row (11)
    Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report

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14. Type of Reporting Person
    IN

CUSIP No. 36127 11 09

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1. Names of Reporting Persons.

   Igor Korbatov
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2. Check the Appropriate Box if a Member of a Group        (a) [X]
                                                           (b) [ ]
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3. SEC Use Only

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4. Source of Funds

   PF, OO
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5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
   Items 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
6. Citizenship or Place of Organization

   United States
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Number of Shares
Beneficially               7.  Sole Voting Power

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Owned by
Each                       8.  Shared Voting Power
                               160,000 joint voting power with
                               Len Fisch
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Reporting                  9.  Sole Dispositive Power

--------------------------------------------------------------------------------
Person
With                       10. Shared Dispositive Power
                               160,000 joint voting power with
                               Len Fisch
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11. Aggregate Amount Beneficially Owned by Each Reporting Person
    160,000, jointly with Len Fisch
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

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13. Percent of Class Represented by Amount in Row (11)
    Approximately 6.9% based upon total number of shares shown outstanding on most recent Annual Report

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14. Type of Reporting Person
    IN

The Schedule 13D, dated May 11, 2001, filed by the Reporting Persons, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001, is hereby further amended by this Amendment No. 4. Capitalized terms used herein without definition shall have the meanings given to them in prior filings.

ITEM 4. PURPOSE OF TRANSACTION

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed May 17, 2001, as amended by Amendment No. 2 filed May 18, 2001, as amended by Amendment No. 3 filed on May 31, 2001. This Amendment No. 4 is being filed to reflect an offer made by the Reporting Persons on June 5, 2001 addressed to the Special Committee of the Board of Directors of the Company, whereby the Reporting Persons offered to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company (the "Common Stock")(including Common Stock issuable upon conversion of Partnership units), but not less than a majority, at a cash price equal to $15.00 per share of Common Stock or (b) all of the assets of the Company at an all cash purchase price equivalent to $15.00 per share of Common Stock (the "Offer").

Under the Offer the Reporting Persons contemplate that a corporation to be formed by them ("Newco") shall be the acquiring entity to complete the transaction. Unexercised but vested options would be satisfied for a cash price equal to the difference between $15.00 and the exercise price of such options, less required withholding of taxes. In addition, as part of the acquisition transaction, Newco will assume all of the Company's disclosed obligations associated with the Company's preferred stock and the Company's debt.

On May 10, 2001, an entity affiliated with Messrs. Daniel M. Gottlieb and Steven
D. Lebowitz entered into an Agreement and Plan of Merger with the Company whereby that entity would acquire through merger all of the outstanding shares of the Company not held by Messrs. Gottlieb and Lebowitz for a cash price of $12.00 per share (the "Gottlieb/Lebowitz Price"). Messrs. Gottlieb and Lebowitz are, respectively, the Chief Executive Officer and the President, and each is a Co-Chairman of the Board, of the Company. The Offer represents a 25% premium over the Gottlieb/Lebowitz Price.

If the Company accepts the Offer, either as to a purchase of Common Stock or as to a purchase of all assets, the Reporting Persons anticipate that the closing of the transaction will be able to take place prior to the end of the third quarter of 2001.

The Offer will expire at 5:00 p.m., Pacific Standard Time on Tuesday, June 12, 2001, unless accepted, or mutually extended by the parties, on or before that time and date. A copy of the Offer is attached as Exhibit B hereto. The foregoing description of the Offer is qualified in its entirety by reference to the full text of the Offer.
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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Reference is made to the statement on Schedule 13D filed by the Reporting Persons on May 11, 2001, as amended by Amendment No. 1 filed on May 17, 2001, as amended by Amendment No. 2 filed on May 18, 2001, as amended by Amendment No. 4 filed on May 31, 2001.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit A, Joint Filing Agreement among the Reporting Persons.
Exhibit B, Offer to Acquire all of the Issued and Outstanding Shares or All of the Assets of the Company.

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  June 5, 2001

/s/ Lyle Weisman
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Lyle Weisman

Date:  June 5, 2001

/s/ Asher Gottesman
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Asher Gottesman

Date:  June 5, 2001

/s/ Len Fisch
------------------------
Len Fisch

Date:  June 5, 2001

/s/ Igor Korbatov
------------------------
Igor Korbatov


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                                    EXHIBIT A

                             Joint Filing Agreement

            Each of the undersigned hereby agrees to file jointly the statement on Schedule 13D to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 12d (2) (f) promulgated under the Securities Exchange Act of 1934, as amended.

            It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe that such information is inaccurate.

            It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statements on Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Date: May 11, 2001

                                            /s/ Lyle Weisman
                                            ------------------------------------
                                            Lyle Weisman

                                            /s/ Asher Gottesman
                                            ------------------------------------
                                            Asher Gottesman

                                            /s/ Len Fisch
                                            ------------------------------------
                                            Len Fisch

                                            /s/ Igor Korbatov
                                            ------------------------------------
                                            Igor Korbatov

                                    EXHIBIT B

            Offer to Acquire all of the Issued and Outstanding Shares
                      or All of the Assets of the Company

                                  June 5, 2001

Special Committee of the
Board of Directors of
G & L Realty Corp.
439 North Bedford Drive
Beverly Hills, California 90210

         Re: G & L Realty Corp. (the "Company")
             ----------------------------------

Gentlemen:

         Lyle Weisman, Asher Gottesman, Len Fisch and Igor Korbatov (collectively "WGFK") hereby offer to acquire, at the election of the Company, either (a) all of the issued and outstanding common stock of the Company, but not less than a majority ("Company Stock"), or (b) all of the assets of the Company on the following terms and conditions:

         A. Acquisition of the Company. Should the Company select this alternative, WGFK will effect the acquisition of Company's Stock through a merger of the Company with a corporation to be formed by WGFK to effect that merger ("Newco"). All of the common stock of Newco will be beneficially owned by WGFK. WGFK anticipates the closing of this merger transaction to take place prior to the end of the third quarter of 2001.

                  1. Consideration. Newco shall purchase the Company Stock at a price of $15 per share, payable all in cash. Unexercised but vested options would be purchased for a cash price equal to the difference between $15 and the exercise price of such options, less required withholding of taxes. In addition, as part of the acquisition transaction, Newco will assume all of the Company's disclosed obligations associated with the Company's preferred stock and the Company's debt. Please note that the price per share that WGFK is offering represents a 25% premium to the price


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recently offered to the Company by Daniel G. Gottlieb and Steven Lebowitz, the
principal executive officers, directors, and shareholders of the Company (the "Offering Insiders").

                  2. Financing. WGFK has received commitments from Fisch Properties and Pacific West Management, LLC, a supplemental financing entity, to provide the cash to effect the merger. These commitments are subject to the satisfaction of the due diligence contingency of this offer, as set forth below in paragraph A.3, and to the negotiation and execution of a definitive and customary merger agreement, and the termination of the merger agreement between the Company and the Offering Insiders, also as set forth in paragraph A.3. Verification of funds and sources of funds is available promptly upon the Company's request, upon the Company's agreement to hold such information confidential and not to disseminate said information beyond the Special Committee of the Board of Directors without the prior written consent of WGFK.

                  3. Due Diligence. As you know, confirmatory due diligence information regarding the Company, in possession of the Company, and in possession of the Offering Insiders, has not been made available to WGFK for performance of its due diligence. WGFK has heretofore had to rely principally on public information in order to perform its due diligence. In order to confirm its preliminary due diligence and be put on equal footing with the Offering Insiders, WGFK requires the completion, to its satisfaction, of customary business and legal due diligence based on information in possession of the Company, beyond information which is publicly available. Such due diligence includes, but is not limited to (a) meeting with the management of the Company,
(b) conducting physical inspections of the Company's properties; (c) reviewing historical and projected financial statements, which are more detailed than the existing statements filed with the United States Securities and Exchange Commission, and reviewing the components of the balance sheet accounts; (d) reviewing existing environmental reports and performing any additional environmental studies; (e) conducting discussions with key tenants; and (f) completing a legal review of material contracts, leases and litigation, and a review of zoning, code, title reports, surveys, and other similar matters. Completion of such due diligence, to WGFK's satisfaction is a specific contingency of this offer. Therefore, upon the Company's execution of this letter, the Company shall have seven (7) days to deliver, or make available, as the case may be, to WGFK, such private information, and WGFK thereafter shall have twenty one (21) days following receipt of said information to complete its due diligence in order to satisfy this contingency. WGFK's failure to receive such information by such date will make this offer voidable at our election. In addition, this offer is also subject to the negotiation and execution of a definitive and customary merger agreement, and the termination of the merger agreement between the Company and the Offering Insiders.

         B. Acquisition of all of the Company's Assets. Should the Company select this alternative, WGFK, through Newco, will purchase all of the Company's assets (the "Company's Assets").

                  1. Consideration. Newco will pay the Company an all cash purchase price equivalent to $15 per share of Company Stock, on an "AS IS" basis. Please note that the price which WGFK is offering, on a per share basis, represents a 25% premium to the price recently offered to the Company by the Offering Insiders. WGFK anticipates the closing of this purchase and sale transaction to take place prior to the end of the end of the third quarter of 2001.

                  2. Financing. WGFK has received firm commitments from Fisch Properties and Pacific West Management, LLC to provide the cash to effect the acquisition of the Company's Assets. These commitments are subject to the satisfaction of the due diligence contingency of this offer, as set forth above in paragraph A.3, and to the negotiation and execution of a definitive and customary purchase and sale agreement for the Company's Assets, and the termination of the merger agreement between the Company and the Offering Insiders. Verification of funds and sources of funds is available promptly upon the Company's request, upon the Company's agreement to hold such information confidential and not to disseminate said information beyond the Special Committee of the Board of Directors without the prior written consent of WGFK.

                  3. Due Diligence. The Company's Assets acquisition alternative is subject to the satisfaction of the due diligence contingency of this offer, as set forth, above, in paragraph A.3, and to the negotiation and execution of a definitive and customary purchase and sale agreement for the Company's Assets, and the satisfactory termination of the merger agreement between the Company and the Offering Insiders.

         C. Other Matters. WGFK recognizes and anticipates that the Board of Directors of the Company will have certain fiduciary duties with respect to the acquisition proposed in this letter. WGFK expects that the definitive and customary merger agreement which WGFK will negotiate with the Company will contain provisions permitting the Board of Directors, to furnish information to and engage in discussions with other persons or entities who may, make unsolicited offers to acquire the Company or the Company's Assets at prices superior to those offered by WGFK. WGFK also expects the merger agreement or the purchase and sale agreement, as the case may be, to permit the Company's Board of Directors to terminate the merger agreement or the purchase and sale agreement, as the case may be, in order to accept an offer superior to the one contained in this letter.

         We believe that this flexible but committed all cash offer, will allow all of the Company's shareholders to achieve above-current trading market value for their holdings in the Company, and will better realize the value of the Company's assets.

         The offer set forth in this letter will expire at 5:00 p.m., Pacific Standard Time on Tuesday, June 12, 2001, unless accepted, or mutually extended, by that time. The offer may be accepted by executing the enclosed counterpart of this letter under the acquisition alternative A, or B, as selected by the Company, and returning it to the undersigned prior to that time. Within twenty four (24) hours of the Company's acceptance of this offer we will deliver a cashier's check in the amount of Seven Hundred and Fifty Thousand Dollars ($750,000) which will become non-refundable upon the satisfaction of the due diligence condition, as set forth in Paragraph A.3, above, unless the Company accepts a superior offer from a third party.

         If you should have any questions, please do not hesitate to contact WGFK at the following address and phone number:

         Aaron A. Grunfeld, Esq.
         Resch Polster Alpert & Berger LLP
         10390 Santa Monica Boulevard
         Los Angeles, California, 90025-5058
         Phone: (310) 552-3209
         Fax: (310) 277-8300

                                                     Sincerely yours,

                                                     WGFK:

                                                     /s/ Lyle Weisman
                                                     -------------------
                                                     Lyle Weisman

                                                     /s/ Asher Gottesman
                                                     -------------------
                                                     Asher Gottesman

                                                     /s/ Len Fisch
                                                     -------------------
                                                     Len Fisch

                                                     /s/ Igor Korbatov
                                                     -------------------
                                                     Igor Korbatov

ALTERNATIVE A - AGREED AND ACCEPTED:

On Behalf of the Members
of the Board of Directors
of the Company:

By:____________________
    Its:_______________


ALTERNATIVE B - AGREED AND ACCEPTED:

On Behalf of the Members
of the Board of Directors
of the Company:

By:____________________
    Its:_______________